Exhibit 99.1

Aura Announces S&P Global Upgrades Outlook to Positive B+ Rating on Larger Scale and Financial Performance

ROAD TOWN, British Virgin Islands, July 21, 2025 — Aura Minerals Inc. (Nasdaq: AUGO) (TSX: ORA) (B3: AURA33) (“Aura” or the “Company”) today announced that S&P Global Ratings has upgraded its outlook on the Company’s global and national scale credit ratings outlook to positive from stable, while affirming its B+ global scale long-term issuer credit rating and 'brAA' Brazilian national scale rating.

According to S&P, the upgraded outlook reflects several key factors: (i) the U.S. listing should allow accelerated growth for Aura without any increase in leverage; (ii) Aura’s track record of constructing small to medium projects and successfully turning around older assets; and (iii) record high gold prices that are propelling free operating cash flow amid the company's significant expansion capital expenditure (capex) program.

Over the next 12 months, S&P also indicates the possibility of an upgrade if the company succeeds in growing its scale, namely with the ramp up of Borborema, integrating Serra Grande, and starting another project in that timeframe, while it keeps gross debt to EBITDA below 2.0x. However, there can be no assurance whether S&P will take such action with respect to our ratings in the future.

The full report can be accessed on the S&P website or on the Company’s investor relations website at https://www.auraminerals.com/en/investors/.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Caution Regarding Forward-Looking Information and Statements

This press release includes certain statements and information that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and/or "forward-looking statements" within the meaning of applicable United States securities laws (collectively, "forward-looking statements"). Some of the matters discussed concerning our business operations include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: accelerated growth for Aura without any increase in leverage; the propelling of free operating cash flow; the expansion of the Company’s capital expenditure program; upside at Serra Grande; ramp up at Borborema; and new expansion projects. Often, but not always, forward-looking statements may be identified by the use of words such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this press release are based upon, without limitation, estimates and assumptions relating to general business, economic and market conditions.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities laws.

Investor Relations

ri@auraminerals.com

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